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                                IMAGENETIX, INC.
                      16935 W. Bernardo Drive, Suite 101
                              San Diego, CA 92127
                                (858) 674-8455

                               January 13, 2000

Richard Wulff, Chief
Office of Small Business Review
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

    Re:  Imagenetix, Inc. (the "Company")
         Form SB-1
         File No. 333-87535

Dear Mr. Wulff:

    Pursuant to Rule 477(a) of Regulation C, the Company hereby applies for an order granting the immediate withdrawal of its registration statement on Form SB-1 (File No. 333-87535), together with all exhibits and amendments thereto. The registration statement was originally filed with the Securities and Exchange Commission on September 22, 1999, and amended on November 24, 1999, December 22, 1999, January 13, 2000, and January 25, 2000.

    The reason for the request for withdrawal is the inability of the Company to obtain clearance from the NASD for the compensation to be paid to the underwriter in the offering. The Company had proposed to offer and sell 233,334 shares of its common stock to the public for $3.00 per share. The offering was to have been underwritten by Spencer Edwards on a firm underwriting basis. No securities have been sold under the registration statement and no selling efforts were made by the underwriter. No preliminary prospectuses were delivered to prospective investors by the underwriter or the Company.

    Accordingly, we hereby request that an order granting withdrawal of the registration statement be issued by the Securities and Exchange Commission as soon as possible.

                                       Sincerely,


                                       /s/ William Spencer, President

cc: Ronald N. Vance, Esq.
    Michael Clampitt, Reviewer
    Jon Sawyer, Esq.
    Grant Hardy, CPA